July 24, 2009
VIA EDGAR TRANSMISSION
Correspondence
Mr. Max Webb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CKX, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-K/A for the fiscal year ended December 31, 2008 File No. 000-17436
We transmit herewith for filing with the Securities and Exchange Commission (“the Commission”), responses to the comments received from the Commission on July 16, 2009.
Form 10-K for the fiscal year ended December 31, 2008
Exhibits, page 87
1. We note your response to our comment 7 and reissue the comment. The materiality qualification set forth in Item 601(b)(2) of Regulation S-K does not apply by analogy to exhibits filed pursuant to Item 601(b)(10). Furthermore, you have not set forth in your response any materiality analysis that would indicate that the omitted schedules and exhibits are not material. Please file in full all exhibits incorporated by reference, including all attachments, schedules, and exhibits.
The bridge loan credit agreements filed as Exhibits 10.4 and 10.7, as referenced in your initial comment letter, were both terminated in 2005. We propose to remove these exhibits from the list of filed documents in our next Annual Report on Form 10-K. With respect to the third agreement referenced in the initial comment letter, Exhibit 10.23, we will re-file such agreement, together with all attachments, schedules and exhibits that are required to be filed but were mistakenly omitted. We propose to make this filing with our Form 10-Q for the quarter ended June 30, 2009.
In addition, the Company will review all if its filings and re-file any documents to the extent that attachments, schedules or exhibits to such documents that are required to be filed were accidentally omitted. We respectfully request that such documents be filed with our Form 10-Q for the quarter ended June 30, 2009.
Form 10-K/A for the fiscal year ended December 31, 2008

Annual Incentives, page 12
2. We note your response to our comment 9 and reissue in part. Please disclose the formula you used to determine Mr. Sillerman’s 2008 bonus. We are still unclear as to how you determined to award Mr. Sillerman a bonus that represented 72.4% of his target bonus. Please specifically address how you determined his award in light of the fact that certain performance goals were met and not others.
Set forth below is revised disclosure regarding Mr. Sillerman’s bonus, marked to show the changes made to address Comment #2. We respectfully propose that we include this entire disclosure in the proxy statement that will be filed later this year in connection with the Company’s annual meeting of stockholders.
“In determining Mr. Sillerman’s bonus amount for 2008, the Committee developed a formula that incorporated the OIBDAN and revenue budget goals established by management at the outset of 2008, and then weighted the performance relative to budget for the Company on a consolidated basis and for each of its divisions. The budget targets and formulaic weighting are reflected in the following charts:
Budget Targets

	OIBDAN	Revenue
CKX (consolidated)	$85.5 million	$271.2 million
19 Entertainment	$80.5 million	$204.8 million
Elvis Presley Enterprises	$20.0 million	$59.9 million
Muhammad Ali Enterprises	$3.7 million	$6.5 million
Formulaic Weighting

	OIBDAN	Revenue
CKX (consolidated)	50%	10%
19 Entertainment	15%	5%
Elvis Presley Enterprises	10%	5%
Muhammad Ali Enterprises	2 1/2%	2 1/2%
Based on the advice of its compensation consultant and relying on industry data, the Committee determined that an appropriate target bonus for the Chief Executive Officer would be 200% of annual salary. As a result, Mr. Sillerman’s presumptive target bonus for 2008 was set at $1,550,000. A bonus funding formula was established wherein 50 percent of the target bonus would be deemed earned at 90 percent achievement of budgeted goals, 100 percent of the target bonus would be deemed earned at 100 percent achievement and 200 percent of the target bonus would be deemed earned at 120 percent achievement, with a sliding scale of escalation between performance thresholds. Notwithstanding the use of OIBDAN and Revenue as separate performance criteria, if a business unit achieved less than 90 percent of its OIBDAN goal, there would be no bonus funding in respect of that unit regardless of revenue performance relative to revenue goal (For example, see EPE in chart below).

Based on the audited financial results for the year ended December 31, 2008, the Company exceeded its revenue budget for the year (108.0%) and fell slightly below its OIBDAN budget (96.9%). 19 Entertainment exceeded both its revenue and OIBDAN budgets (101.8% and 113.9%, respectively). Elvis Presley Enterprises fell short of 90% of its OIBDAN test, thus negating any payout with respect to the performance of that division. Muhammad Ali Enterprises fell short of both its revenue and OIBDAN budgets. The table below evidences the target bonus for each category calculated based on the total presumptive target bonus of $1,550,000 and the percentage allocated to each category as described in the chart above, the percent achievement in each category as compared to the budget targets and the bonus payable in each category as a result of such performance.

Category	Target Bonus	Percent Achievement	Resulting Bonus
CKX — OIBDAN	$775,000	96.9%	$540,200

CKX — Revenue	155,000	108.0	217,200

19E — OIBDAN	232,500	101.8	253,700

19E — Revenue	77,500	113.9	131,600

EPE — OIBDAN	155,000	89.8	0

EPE — Revenue	77,500	92.6	0

MAE — OIBDAN	38,750	28.7	0

MAE — Revenue	38,750	63.5	0

Total	$1,550,000		$1,142,700

As the table above indicates, application of the bonus formula would have resulted in a proposed bonus of $1,142,700. The Committee next evaluated Mr. Sillerman’s performance with respect to a number of non-financial subjective performance criteria, including strategy development, acquisition strategy and execution, leadership, Board relations and management succession planning, to determine if the formulaic bonus amount should be supplemented or reduced. Based on this analysis, the Committee determined to increase the bonus amount by $7,300, resulting in a bonus of $1,150,000 for 2008.”

3. We note that your response to comment 12. Please confirm that in future filings you will disclose the exact formula used to determine the bonuses paid to all named executives, including how bonuses are determined if certain budget goals are met and not others.
We hereby confirm that in future filings we will disclose the exact formula used to determine the bonuses paid to all named executives, including how bonuses are determined if certain budget goals are met and not others.
We hereby acknowledge that:
•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,
/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Chief Accounting Officer, Executive Vice President and Treasurer